COLLECTORS UNIVERSE, INC.
1921 E. Alton Avenue
Santa Ana, California 92705
(949) 567-1234
June 26, 2009
VIA EDGAR
Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director
Mail Stop 3561

Re:	Collectors Universe, Inc. (File No. 1-34240):
Form 10-K for Fiscal Year Ended June 30, 2008
Definitive Proxy Statement on Schedule 14A for 2008 Annual Meeting
Form 10-Q for Fiscal Quarter Ended December 31, 2008
Form 8-K Dated March 16, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009

Ladies and Gentlemen:

Set forth in the attachment to this letter are the detailed responses of Collectors Universe, Inc. to the comments of the Staff of the Securities and Exchange Commission (the “Staff”), set forth in its letter dated June 3, 2009 (the “Comment Letter”) relating to the above-referenced reports filed with the Commission under the Securities Exchange Act of 1934, as amended (the “1934 Act Reports”).  For ease of review, we have set forth, in the attachment, each of the Staff’s comments contained in that Comment Letter and our responses thereto, in the same chronological order as the comments were set forth in that Comment Letter.

We believe, and after reviewing our responses we think that the Staff will concur, that no amendments to the to the above-referenced 1934 Act Reports are necessary in order to address the Staff’s comments and, to the extent necessary, can and will be addressed in future filings in the manner described in our responses.

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (949) 567-1245.

Sincerely,

/S/JOSEPH J. WALLACE
Joseph J. Wallace, Chief Financial Officer

cc:         Ta Tanisha Meadows
  Alexandra M. Ledbetter, Esq.

RESPONSES OF COLLECTORS UNIVERSE, INC. (File No. 1-34240) TO THE JUNE 3, 2009 COMMENT LETTER OF THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION, RELATING TO THE FISCAL YEAR 2008 FORM 10-K, THE QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 2008, THE CURRENT REPORT ON FORM 8-K DATED MARCH 16, 2009 AND THE DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A,
FILED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Form 10-K for Fiscal Year Ended June 30. 2008

Cover Page

1.	Staff Comment. Our records show that your file number was changed to 1-34240 on January 14, 2009 when you filed a Form 8-A. Please revise future filings to include the new file number.

Response.

We will revise future filings to reflect the updated file number of 1-34240.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Liquidity and Capital Resources, page 60

2.
Staff Comment.  We reviewed your response to comment five of our letter dated April 10, 2009. Please confirm to us that you intend to revise your discussion of financial condition, changes in financial condition and cash flows to cover the periods presented in the financial statements.  Refer to the instructions to Item 303(a) of Regulation S-K.

Response.

We confirm, in future filings, our discussion of our financial condition, changes in financial condition and cash flows, will cover the periods presented in the financial statements included in those filings.

Item 8.  Financial Statements and Supplementary Data, page 64

Note 2 – Summary of Significant Accounting Policies, page 72

Revenue Recognition, page 74

3.	Staff Comment. We reviewed your response to comment six of our letter dated April 10, 2009. Please elaborate on your response as follows:

¡
Clarify the items and their amounts included in revenues from Collectors Club memberships recognized during the years presented.  In doing so, tell us the dollar amount of Collectors Club subscriptions sold, revenues from free grading services recognized and subscription revenues recognized in each year.

¡
Since you discount grading services provided to Collection Club members from grading and authentication fees charged to non-members, describe the method you use to allocate arrangement consideration to the separate units of accounting and explain why your methodology complies with the relative fair value method in EITF 00-21.  In doing so, explain how you evaluate the relative fair values of the deliverables and the percentage factors used to allocate the membership fee between the grading and publication services provided under the arrangements and the entity specific evidence that supports your allocation.

¡
Tell us the nature and extent of historical data that supports recognition of the majority of subscription fee revenue in the month following the membership purchase given that you do not track vouchers for free grading services.

Response.

In order to attract new Collectors Club members and motivate existing members to renew their memberships, from time to time we make changes in the benefits afforded to  members.  On-going elements of the Collectors Club membership entitle the member (i) to submit directly to us (rather than through a dealer) a limited number of collectibles for grading, and (ii) to participate in our online Set Registry programs and our online Message boards.  In addition, Collectors Club membership benefits can include the opportunity to receive, without charge, books published on collecting or collectibles and access to online population reports and other online publications.

Collectors Club revenues were $1.5 million, $1.7 million and $1.8 million in fiscal years 2006, 2007 and 2008, respectively, (or approximately 4% of total revenues on an annual basis), of which $0.9 million, $1.0 million and $0.9 million, respectively, were allocated to the Collectors Club grading revenues and $0.6 million, $0.7 million and $0.9 million, respectively, were allocated to Collectors Club membership revenues, in fiscal years 2006, 2007 and 2008.  The gross Collectors Club billings were $1.5 million, $1.8 million, and $1.8 million in fiscal years 2006, 2007 and 2008 respectively.

In accordance with EITF 00-21, we allocate the revenue among the different Collectors Club services on their relative sales values in relation to the sales that would have been generated on those services had we sold them separately to non-Collectors Club customers.  The relative sales values are based on sales prices for the items on a standalone basis, which are not normally discounted.  As an example, in January 2008, the Company reviewed the elements of its coin Collector Club membership.  The sales price of the membership for a year was $199.00.  The relative sales values of the elements of the membership, on a standalone basis, were $240 for grading and $129.50 for the non-grading elements.  Therefore, the Company allocated $129.35, or 65% of the total revenue of $199 to grading revenues, and the balance of $69.65, or 35% to membership revenues.

As discussed in our original response, we do not track individual Collectors Club free vouchers to identify, on a specific basis, when individual customers submit their collectibles for grading, due to the time and expense associated with many small Collector Club membership orders.  What we have found over the years, is that the free grading benefit is a very important driver of new members or membership renewals.  In the past, we have offered Collectors Club memberships without a free grading benefit and there was very limited interest in those memberships.  In addition, the membership does not automatically renew; therefore, a member determines when he or she wants to renew their membership, which typically coincides with having collectibles to submit for grading and authentication.  Therefore, on the basis that the free grading benefit is a very important part of the membership and the member decides when to renew, it is reasonable to recognize the revenue, on average, 45 days after the renewal of the membership.  We have followed the recognition of the free grading services after 45 days of renewal consistently for many years. As discussed above, the total Collectors Club revenues and the amount thereof attributed to the free grading benefit has not varied significantly over the last several years, as such, the effect of changing the estimate from 45 days would not be material to our results of operation in any period.

4.
Staff Comment. We considered your response to comment seven of our letter dated April 10, 2009.  We also note your disclosure in management’s discussion and analysis of financial condition and results of operations that increases in revenues from other related services including advertising revenues, CFC financing, Collectors Club memberships and CCE subscriptions and collectibles conventions accounted for a large portion of the overall increases in revenues.  As such, it appears that these other revenue sources may have a material impact on operating income in certain periods.  If so, we continue to believe that you should disclose your revenue recognition policies related to other related services in future filings.  Please advise.

Response.

It should be noted that we already disclose our revenue recognition policy with respect to collectibles convention business and collectors club (please see pages 46 and 74 in Form 10-K for the year ended June 30, 2008).  For the CCE subscriptions (about 3% of revenues) and advertising revenues (about 3.5% of revenues), as well as the CFC interest income (less than 1% of revenues), we did not consider it necessary to disclose our revenue recognition policies that are applicable to these sources of revenues due to the immateriality of such revenues.  However, we will disclose those policies in future filings, if material.

Shipping and Handling Costs, page 75

5.
Staff Comment.  We considered your response to comment eight of our letter dated April 10, 2009 and continue to believe that amounts billed to customers as reimbursement of shipping and handling costs should be classified as revenue.  Please tell us whether you considered the guidance in EITF 01-14 and EITF 99-19 in reaching a conclusion that amounts billed to customers for shipping and handling costs should be classified as a reduction of cost of revenues.

Response.

As discussed in our original response, our customers send collectibles to us for grading and authentication services.  Our grading and authentication fees are based on turnaround times requested by customers and are not related to the value, weight or distance that drives the shipping and handling costs.  We do not take legal title to the collectibles and they remain customer property at all times.  Our grading and authentication services afford the customer an informed opinion by our experienced graders with respect to the authenticity, condition and quality of the customer’s collectibles.  Unlike a products company, we do not make any changes to the collectibles in any way.

Customers complete a submission form when sending a collectible to us for authentication or grading. The customer is required to specify, on the form, the method by which the collectible is to be returned to him/her after authentication and grading from among the following methods:

¡	to pick-up the collectible from us at our offices, personally;

¡	to have the collectible shipped back via a delivery service chosen by the customer, in which case the customer pays the shipping charges directly to the delivery service; or

¡
to have the Company arrange the return shipping, in which case the customer prepays those shipping charges to us at the time the collectible is submitted to us for grading (consistent with the Company’s customary terms of our service, which also require customers to prepay for our authentication and grading fees when the collectible is submitted to us for grading, except for customers with account payment privileges).

Larger collectible dealers and other customers to whom we extend 30-day payment terms, usually arrange for return shipping to be made by a delivery service of their own choosing and, in those instances, the dealers or customers pay the shipping charges directly to the delivery service.

Therefore, we offer to arrange for the return shipping as a convenience to the customer, which they can elect to use or not use.  As discussed above, the amount paid by the customer for shipping is independent of and unrelated to the authentication or grading services we perform for the customer and the fees the customer pays to us for those services.

We have considered the guidance in EITF 01-14 Income Statement Characterization of Reimbursements Received for “Out-of Pocket” Expenses Incurred, EITF 99-19 Reporting Revenue Gross as a Principal versus Net as an Agent and EITF 00-10 Accounting for Shipping and Handling Fees and Costs.

We indicated in our original response that we did not consider EITF 00-10 to be applicable in our case as that EITF relates to the sale of products or goods, whereas we provide services only.

EITF 01-14 applies to incidental “out-of-pocket” costs that are incurred as part of generating related revenues.  This is not comparable with our situation, as discussed above.

EITF 99-19 paragraphs 7-14 provides guidance with respect to gross revenue reporting.  The primary consideration throughout paragraphs 7-14 is whether the company bears the risks and realizes the rewards of ownership that can arise out of (i) the company’s fulfillment obligations, (ii) general inventory risks and physical loss risk, (ii) the exercise of discretion in supplier selection, (iii) the determination of product specifications, and (iv) exposure to credit risk on product sales and on shipping costs.  As indicated above, we do not take legal title to any of the collectibles as they remain customer property and, therefore, we do not have such “risks or rewards” of ownership.  In addition, as discussed above, many of our customers arrange and pay for shipping services directly to a delivery service of their own choosing and, merely as a convenience to our customers, we offer them an alternative of having us arrange and pay for shipment, provided the customer prepays us for the shipping charges.

Finally, since the customers’ choice of shipping alternatives, and not the volume of business they do with us, determines the shipping charges that are paid to us in each reporting period, we believe that the inclusion of those shipping costs as a component of revenues would distort our revenues and increase the period to period variability of our revenues for reasons unrelated to the volume of our business or the quality of our revenues.

For these reasons we respectfully submit that the accounting treatment adopted and consistently applied by the Company is appropriate.  In future filings, however, we will disclose such shipping charges in the footnotes to our financial statements.

Goodwill and Other Intangible Assets, page 78

6.
Staff Comment.  We note your response to comment nine of our letter dated April 10, 2009 and understand that you intend to consider using a more simplified presentation of information related to intangible assets although you believe you already comply with disclosure requirements in paragraph 45 of SFAS 142.  Please note the transition guidance in paragraph 48 of SFAS 142 and confirm to us that you intend to revise your disclosure in future filings to disclose the gross carrying amount and accumulated amortization, in total and by major intangible assets class, for intangible assets subject to amortization and the total carrying amount and the carrying amount for each major class of intangible assets not subject to amortization for each year for which a statement of financial position is presented.

Response.

We confirm that we intend to revise the disclosure in future filings to disclose the gross carrying amount and accumulated amortization, in total and by major intangible assets class, for intangible assets subject to amortization and the total carrying amount and the carrying amount for each major class of intangible assets not subject to amortization for each year for which a statement of financial position is presented.

Note 16.  Business Segments, page 97

7.
Staff Comment.  We considered your response to comment 13 of our letter dated April 10, 2009.  As previously requested, please address why you believe operating segments that do not meet the quantitative thresholds in paragraph 18 of SFAS 131 have similar economic characteristics and can be aggregated in light of the consensus reached in EITF 04-10.  In doing so, please tell us the gross margins for the past five years for each operating segment aggregated into the other segment.

Response.

The table below shows for each of the businesses included in the Other Segment: (i) the amount of the Company’s net revenues and the percentage of the Company’s consolidated net revenues attributable to those businesses for each of the years in the five year period ended June 30, 2008, and (ii) the gross margin of each of those businesses in each of those years.

As indicated by this table, none of those businesses, on an individual basis, accounted for a material portion of the Company’s consolidated net revenue in any of those years

	Fiscal Year Ended June 30,
	FY2008%		FY2007%		FY2006%		FY2005%		FY2004%
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Other Segment:
Net Revenues
Autographs Grading/Authentication	$2,536	6.0%	$2,169	5.4%	$2,091	5.7%	$1,553	4.6%	$1,363	5.2%
Stamp Grading/Authentication	1,541	3.7%	1,347	3.3%	975	2.6%	636	1.9%	457	1.7%
Currency Grading/Authentication	834	2.0%	531	1.3%	481	1.3%	67	0.2%	-	0.0%
CCE subscriptions	1,318	3.1%	1,063	2.6%	741	2.0%	-	0.0%	-	0.0%
Expos collectibles conventions	1,856	4.4%	1,807	4.5%	-	0.0%	-	0.0%	-	0.0%
CFC Dealer Financing	362	0.9%	186	0.5%	(37)	(0.01)%	5	0.0%	-	0.0%
Other segment total revenue	$8,447	20.1%	$7,103	17.6%	$4,251	11.5%	$2,261	6.7%	$1,820	6.9%
Total Consolidated Revenues	$41,984		$40,452		$36,914		$33,607		$26,420

Gross Profit Loss:
Autographs Grading/Authentication	$1,190	46.9%	$941	43.4%	$1,055	50.5%	$714	46.0%	$679	49.8%
Stamp Grading/Authentication	255	16.5%	257	19.1%	60	6.2%	(208)	(32.7)%	(85)	(18.6)%
Currency Grading/Authentication	134	16.1%	(121)	(22.8)%	(1)	(0.2)%	1	1.5%	-	0.0%
CCE subscriptions	1,294	98.1%	1,047	98.4%	728	98.3%	-	0.0%	-	0.0%
Expos collectibles conventions	882	47.5%	840	46.5%	-	0.0%	-	0.0%	-	0.0%
CFC Dealer Financing	362	100.0%	186	100.0%	(37)	100.0%	5	100.0%	-	0.0%

The autographs, stamps and currency grading and authentication businesses are very similar in that they are focused on grading and authentication collectibles.  The level of revenues and the related gross profit margin of each of those businesses in the five year period reflect the stage of development and maturity of each of these businesses.

The CFC dealer financing business was established to provide financing to collectibles dealers and, as such, does not have any direct costs, resulting in a gross profit margin of 100%.

The CCE subscription business is a dealer-to-dealer Internet bid-ask market for third party certified coins.  This business was acquired by us in fiscal 2006.  Due to the recurring nature of the revenues and the electronic nature of this business, the direct costs incurred in the operation of this business are minimal and, as a result, this business generates a relatively high gross profit margin.

The Expos trade show convention business, which we acquired in fiscal 2007, conducts coin trade shows.  The direct costs of this business reflect the costs of staging the trade shows and the gross profit margin for this business ranges from 46% to 47%, primarily reflecting direct labor and outside services costs.

The autographs, stamps and currency grading and authentication businesses qualify for aggregation.  The CCE and Expos businesses are similar in that they foster and support collectibles commerce by providing venues, consisting of an electronic exchange (CCE) and collectibles conventions (Expos), for dealers to buy and sell coins and, thereby generate demand for our grading services.  The CFC business (which the Company is in the process of winding down) also fosters collectibles commerce by providing working capital that dealers can use to purchase collectibles.

Based upon our review of paragraph 24 of SFAS 131, and, as a practical matter, we do not believe that there would be any added disclosure benefits to readers of our financial statements from further disaggregation of these businesses, each of which is relatively small and immaterial to our results of operations.  In addition, we believe that since our consolidated net revenues for fiscal 2008 totaled $42 million, our current disclosures, providing financial data for four operating segments, is more than adequate and that the addition of more reporting segments would only be confusing to investors.

Finally, as we disclosed in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, we disposed of our currency grading and authentication business and are in the process of winding down the activities of our CFC dealer financing business.  In addition, for the year ending June 30, 2009, we will be combining the activities and results of our autograph grading and authentication business with our sportscard grading business, as both of those businesses authenticate and grade sports collectibles and offer their services in the same market and principally to the same customers.  Therefore, in future filings our Other Segment will be comprised of our stamp grading and authentication business, our CCE business and our Expos businesses, which accounted for 3.7%, 3.1% and 4.4%, respectively, of our net revenues in fiscal 2008.

8.
Staff Comment.  We reviewed your response to comment 14 of our letter dated April 10, 2009 and note that it is impracticable for you to disclose revenues from external customers for each product and service or each group of similar products and services.  Please confirm that you will disclose this fact in future filings in accordance with paragraph 37 of SFAS 131.

Response.

We will disclose, in our future filings, that it is impracticable to disclose revenues from external customers for each product and service group or each group of similar products and services.

Exhibits 10.8, 10.12, 10.13, 10.14, 10.15, 10.16, 10.17, 10.25 and 10.34

9.
Staff Comment.  We note your response to comment 17 of our letter dated April 10, 2009.  Please be advised that if you are required to file an exhibit under Item 601(b)(2) of Regulation S-K, you must file a complete exhibit including all appendices, attachments and schedules.  Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

We also note your argument that certain exhibits either (i) were not material at the time they were filed as material contracts pursuant to Item 601(b)(10) or (ii) are fully performed and no are longer material.  With respect to (i), even if a contract ceased to be material to you by the end of the reporting period during which you entered the contract, you still would have been required to file it pursuant to Item 601(b)(10), as Item 601(a)(4) provides that “[I]f a material contract... is executed or becomes effective during the reporting period reflected by a Form 10-Q or Form 10-K, it shall be filed as an exhibit to the Form 10-Q or Form 10-K for the corresponding period.”  Refer to Question 146.06 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

With respect to (ii), when you filed the exhibits pursuant to Item 601(b)(10), you implicitly represented that each of those exhibits was a “contract not made in the ordinary course of business which [was] material to [you] and [was] to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.”  The exhibits are in the public domain as material contracts that are incomplete.  Please file, the complete exhibits.

Response.

As we acknowledged in our prior response letter, we were aware that Item 601(b)(2) of Regulation S-K provides a carve-out for appendices, attachments and schedules that are not material to an investment decision, whereas Item 601(b)(10) does not contain such a carve out.  However, we believe that it is relevant to note, on the other hand, that Item 601(b)(10) does not contain any statement and does not suggest or even imply that registrants are required to file all appendices, attachments and schedules to their material contracts.  In addition, we have reviewed all SEC releases relating to Regulation S-K, including the proposing and adopting releases and all question and answer releases pertaining to Regulation S-K, and we have been unable to find any mention, suggestion or indication whatsoever that all appendices, attachments and schedules to material contracts are also required to be filed pursuant to Item 601(b)(10).

We believe that this total absence of any mention of a requirement to file appendices, attachments and schedules to material contracts is equally susceptible of an interpretation that, unless an appendix, attachment or schedule is, itself, material to an understanding of our business or financial results or of the transaction that is the subject of a material contract, it is not required to be filed pursuant to Item 601 of Regulation S-K.  Moreover, we find it hard to understand how a rule that requires the filing of contracts that are material can support an interpretation of Item 601(b)(10) that requires the filing, as well, of appendices, attachments and schedules to such contracts that are, themselves, immaterial by any measure of materiality or which are described in the material contract that was filed pursuant to that Item.

Additionally, a requirement that even immaterial appendices, attachments and schedules must be filed pursuant to Item 601(b)(10) appears to us to be inconsistent with the primary purpose, from a disclosure standpoint, of both the 1933 Act and 1934 Act, which is to ensure that investors are provided with information that is material to their investment decisions.  Such a requirement also appears to conflict with the SEC’s plain-English requirements, the purpose of which is to reduce unnecessary complexities in the disclosures made by public companies to investors in order to enable ordinary investors to understand a registrant’s disclosures.

Moreover, we respectfully submit that there are a number of important policy issues and implications that are raised by a rule that would require immaterial, as well as material, appendices, attachments and schedules to material contracts to be filed pursuant to Item 601(b)(10).  As a result, we believe it is reasonable for registrants, such as the Company, to have concluded, on the basis of the SEC’s own procedural policies, that had the SEC intended to impose such a requirement on registrants, the SEC would have specifically discussed that requirement in the Regulation S-K proposing or adopting releases or in subsequent interpretative or question and answer releases, and would have requested comments from the public, with respect thereto.

In terms of costs, such a filing requirement will be unduly burdensome to smaller registrants, such as the Company, due to the time and expense of filing, and in determining if schedules require confidentiality treatment, etc., with no benefit to readers, as the schedules are immaterial in nature.

Additionally, although we do not know whether any consideration has been given to these policy issues by the Staff, we do know that there has been no discussion in SEC releases or requests by the SEC for public comment, with respect to whether the disclosure benefits of requiring registrants to file immaterial, as well as material, appendices, attachments and schedules, justify the incurrence of such costs by registrants, generally, and by smaller registrants more particularly.

Finally, we respectfully submit that a requirement to file not only material, but also immaterial appendices, attachments and schedules represents a significant change in the filing requirements from those discussed in Regulation S-K and in published releases pertaining thereto.  Among other things, as we noted above, we believe that such a requirement is inconsistent with the disclosure objectives of both the 1933 and 1934 Acts.  Additionally, as noted above, to our knowledge, no such rule, instruction or interpretation has ever been published or previously discussed publicly by the SEC or the Staff.  Also, at least in the case of the Company, its prior 1933 Act and 1934 Act filings have previously been reviewed extensively by the Staff; yet, never before has the Company received any comment or even a suggestion from the Staff that would have put the Company on notice that it was required to file immaterial, as well as material, appendices, attachments and schedules pursuant to Item 601(b)(10).

It should be noted, all of the material contracts identified in the Staff’s comment were fully performed and ceased to be material to the Company and to investors several years ago, which means that any benefits that might arise from the filing of such appendices, attachments and schedules at this time cannot, by any measure, justify the costs that the Company would have to incur to satisfy such a requirement.

For these reasons, and simply as a matter of fairness (predicated on the same principles that underlie the defense of “laches”), it is respectfully submitted that any such requirement should be applied prospectively, to future filings of material contracts, and not retroactively to contracts previously filed, by the Company.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

10.
Staff Comment.  We note your response to comment 20 of our letter dated April 10, 2009.  Please provide us with an example of your intended disclosure for future filings based on information for the above referenced documents.

Response.

We believe it is relevant to note that the discussion of the CEO’s compensation in the CD&A in the above-referenced Proxy Statement related to the compensation paid to him for the fiscal year ended June 30, 2008 (fiscal 2008); whereas, the discussion of the PM&P report related to the compensation paid to him for the prior fiscal year ended June 30, 2007 and was included in the 2008 Proxy Statement solely to provide context for the discussion of the decisions made by the Compensation Committee with respect to the CEO’s compensation for fiscal 2008.

Nevertheless, using the information contained in the above referenced Proxy Statement, set forth below is an example of the type of disclosure we would expect to include in future proxy statements relating to any benchmarking that we might conduct:

“PM&P provided the Committee with information regarding recent trends and developments in CEO compensation and, as part of its review PM&P (i) identified the 11 public companies named below (the “Peer Group Companies”) which, like the Company, are in the business of providing services to the public and whose size, capitalization and recent financial performance were comparable to that of the Company and (ii) compared each of the principal elements of, and his total compensation, to the compensation paid by the Peer Group Companies to their respective CEOs.  PM&P reported to the Compensation Committee that our CEO’s salary, cash incentive compensation and total compensation (consisting of salary, incentive compensation and the value, determined in accordance with SFAS No. 123R, of the equity grants he received), in each case were below the 50th percentile of the corresponding amounts paid by the Peer Group Companies to their CEOs.  PM&P also reported that the existing ownership and potential ownership (assuming the vesting of equity awards) of shares by our CEO was below the 50th percentile when compared to the existing and potential ownership of shares of the Peer Group Companies by their CEOs.  Based on that information, PM&P recommended that the CEO’s annual base salary be increased and that he be granted additional equity awards to increase his share ownership in the Company.”

“After reviewing and evaluating this information and PM&P’s recommendations, in the context of the financial goals established for the Company by the Board of Directors for fiscal 20[__], in the first quarter of that year the Compensation Committee:  (i) increased the CEO’s base annual salary to $340,000 from $300,000, his first salary increase since July 20[__], (ii) granted the CEO an option to purchase 28,000 shares of common stock at a per share exercise price of $13.75, which was equal to 100% of the closing per share price of our common stock on the NASDAQ Global Market on the date of that grant, and (iii) awarded the CEO 26,200 shares of restricted stock.  The stock options will vest in four successive annual installments of 7,000 shares each, beginning on the first anniversary of the date of grant, and the restricted shares will vest in four successive annual installments of 6,550 shares each, commencing on the first anniversary of the date of that award, subject in each case to the CEO’s continued employment.”

“The companies comprising the Peer Group Companies were:

Alpha Pro Tech, Ltd.	Management Network Group, Inc.
Bernard Chaus, Inc.	NetRatings, Inc.
Health Grades, Inc.	SM&A
Home Solutions of America, Inc.	Thomas Group, Inc.
Keynote Systems, Inc.	True Religion Apparel, Inc.
Liquidity Services, Inc.

“The only public companies that conduct businesses directly in competition with the Company and for which executive compensation data was available, are Sotheby’s, Escala and Ritchie Bros. Auctioneers, each of which is substantially larger, in terms of total assets, the scope and breadth of their operations and market capitalization, than the Company, and pay their CEOs compensation in amounts that substantially exceed the compensation paid by the Peer Group Companies.  As a result, PM&P concluded that a comparison of our CEO’s compensation to the compensation of their CEOs would not have provided any useful information and, for that reason, those companies were not included by PM&P in the Peer Group.”

11.
Staff Comment.  Please also apply the above comment to your response to comment 21 of our letter dated April 10, 2009:  Please provide us with an example of your intended disclosure for future filings based on information for the above referenced documents.  With respect to your first two concerns, we believe you can provide appropriate context in your discussion while still disclosing information that would provide investors with a clear and complete picture of the compensation earned by your named executive officers.  We also note that your concerns were addressed by the Commission in SEC Release No. 34-54302A, Part II.B (August 29, 2006), available on our website at http://www.sec.gov/rules/final/2006/33-8732a.pdf.  With respect to your third concern, you would need to provide us with a more detailed competitive-harm analysis in order to justify omitting information you deem to be sensitive.  See Instruction 4 to Item 402(b) of Regulation S-K and SEC Release No. 34-54302A, Part II.B.2.  With respect to your last concern, it is unclear how state laws would prohibit you from disclosing “[h]ow specific forms of compensation are structured and implemented to reflect [each] named executive officer’s individual performance and/or individual contribution to [specific items of corporate performance], describing the elements of individual performance and/or contribution that are taken into account” (quoting Item 402(b)(2)(vii) of Regulation S-K).  If that is your position, please provide us with a detailed analysis specifically referencing the laws in question and how the required disclosure is affected.

Response.

As requested, set forth below is an example of the type of disclosures, relating to individual performance objectives, which we would expect to include in future proxy statements, assuming that the individual performance objectives that are the subject of the following discussion were the same as the fiscal 2008 individual performance objectives established by the Compensation Committee for our CEO and CFO.

“Individualized Performance Objectives.  Under the 2008 Bonus Plan, the Compensation Committee also established individual performance objectives for our CEO and CFO that were designed to create a financial incentive for each of them to focus his efforts on (x) achieving improvements in the performance of those of the Company’s business operations over which he has supervisory and management authority and which would, in the Committee’s view, contribute significantly to the future financial performance of the Company, and (y) developing additional management skills or competencies which the Committee believes would be of benefit to the Company in the future.  Individual performance objectives vary from year to year based primarily on the Compensation Committee’s assessment of the performance of the Company’s operating divisions and businesses during the prior year, any new or different business challenges faced by the Company and any new management skills that may be required to meet those challenges.

For 2008, the individual performance objectives established for our CEO were designed to focus his efforts primarily on (i) actions that would facilitate the growth of the Company’s recently acquired jewelry authentication and grading businesses and the integration of those businesses into the Company’s existing operations; (ii) updating the Company’s five-year strategic plan for the changes in the Company’s business resulting primarily from the acquisition of the jewelry businesses and to take account of changes in competitive and market conditions; (iii) the development of a management succession plan, including the formulation of qualifications that the CEO believes the Board should consider in evaluating succession candidates and the evaluation and identification of executives within the Company that, in the CEO’s view, had demonstrated skills or the potential to be considered as succession candidates; (iv) providing educational opportunities for mid-level executives that would enable them to improve their management skills or competencies, and (v) continuing to enhance his knowledge of corporate governance best practices in light of changing governance principles and conditions.

The CFO’s individual performance objectives for fiscal 2008 were designed to focus the CFO’s efforts primarily on (i) implementation of internal controls needed to be established for the recently acquired jewelry businesses, which had been private, closely held companies prior to their acquisition by the Company; (ii) the development of improved financial forecasting processes; (iii) the implementation of actions designed to reduce the Company’s audit and other financial reporting costs and expenses; (iv) assisting division managers and other mid-level executives to improve their budgeting and cost control skills; (v) continuing to monitor and to implement changes in accounting principles and requirements that are expected to materially affect the Company’s financial reports; and (vi) assuming responsibilities of the Company’s Senior Vice President-Finance, as a result of his upcoming retirement in fiscal 2008.”

Item 3. Controls and Procedures, page 36

12.
Staff Comment.  We note that you provide inconsistent disclosures regarding your disclosure controls and procedures.  In the first sentence of the first paragraph you disclose that your disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports you file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including your CEO and CFO, to allow timely decisions regarding required disclosure.  In the second sentence of the first paragraph you imply that your disclosure controls and procedures are designed to achieve the desired control objectives at the reasonable assurance level.  Yet, in the second paragraph you disclose that your CEO and CFO concluded that your disclosure controls and procedures were effective as of the end of the period to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and to ensure that the information required to be disclosed in reports you file or submit under the Exchange Act is accumulated and communicated to management, including your CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures.  Please revise your disclosure in future filings regarding the conclusion of management regarding the effectiveness of your disclosure controls and procedures to clarify whether your disclosure controls and procedure are effective at the end of the period to provide reasonable assurance that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed in reports you file or submit under the Exchange Act is accumulated and communicated to management, including your CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures.  Otherwise, remove your disclosure regarding reasonable assurance in the first paragraph.

Response.

In future filings we will use the following statement regarding our disclosure controls and procedures:

“As required by SEC rules, the Company’s management evaluated the effectiveness, as of [end of period date], of the Company’s disclosure controls and procedures.  The Company’s Chief Executive Officer and Chief Financial Officer participated in that evaluation.  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of [end of period date], the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules of the Securities and Exchange Commission.”